DLA Piper US LLP 701 Fifth Avenue, Suite 7000 Seattle, Washington 98104-7044 T 206.839.4800 F 206.839.4801 W www.dlapiper.com

September 12, 2006

Mr.	Mark P. Shuman

Legal Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Saflink Corporation

Preliminary Proxy Statement on Schedule 14A

Filed August 22, 2006

File No. 0-20270

Dear Mr. Shuman:

We are writing on behalf of our client, Saflink Corporation, in response to the Commission Staff’s comment letter, dated September 5, 2006, with respect to Saflink’s preliminary proxy statement on Schedule 14A filed with the Commission on August 22, 2006. The italicized paragraphs below restate the numbered paragraphs in the Staff’s comment letter, and the discussion set out below each such paragraph is Saflink’s response to the Staff’s comment.

Preliminary Proxy Statement on Schedule 14A

Proposal No. 2, page 9

1.	Revise to provide a materially complete description of the 8% debentures and warrants, specifically to disclose the anti-dilution adjustments to which the conversion price of the debentures and exercise price of the warrants are subject. Clarify the reasons you agreed to register 150% of the number of shares of common stock issuable upon conversion or redemption of the debentures and upon exercise of the warrants in the recently filed registration statement. Consider providing shareholders a table which demonstrates the number of shares issuable upon conversion of the debentures and exercise of the warrants at various prices. Similar revisions should be made to the registration statement on Form S-3 (file no. 333-135626).

In response to the Staff’s comment, Saflink advises the Staff that it believes it has provided a materially complete description of the 8% debentures and warrants in the sections entitled “Key Terms of the Debentures,” beginning on page     , and “Key Terms of the Warrants,” beginning on page     . Saflink believes that the detailed description of the debentures and warrants is more appropriate under these sections than in the introductory language to Proposal No. 2 beginning on page 9. In addition, Saflink has revised the disclosure in the sections entitled “Conversion of Debentures,” on page     , and “Key Terms of the Warrants,” on page     , to disclose the specific anti-dilution adjustments to which the conversion price of the debentures and the exercise price of the warrants are subject. Specifically, Saflink revised the

Serving clients globally

Mr. Mark Shuman

United States Securities and Exchange Commission

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proxy statement to clarify that, in addition to customary anti-dilution provisions, the conversion price of the debentures and the exercise price of the warrants are subject to adjustment to prevent dilution resulting from “our issuance of securities at a purchase price less than the” conversion price or exercise price. Saflink advises the Staff that neither the conversion price of the debentures nor the exercise price of the warrants is subject to adjustment to prevent dilution resulting from the issuance of securities upon the exercise or exchange of or conversion of any securities issued under this securities purchase agreement, including the debentures and the warrants.

Saflink further advises the Staff that it agreed to register the resale of 150% of the number of shares of common stock issuable upon conversion or redemption of the debentures and upon exercise of the warrants because it was a term of the financing transaction documents negotiated between the parties. Saflink explained its reasons for registering the resale of 150% of the number of shares of common stock issuable upon conversion or redemption of the debentures and upon exercise of the warrants in the section entitled “Registration Rights,” on page     . Saflink believes that the detailed description of the registration rights, including a description of its reasons for registering the resale of 150% of the shares issuable upon conversion or redemption of the debentures and upon exercise of the warrants, is more appropriate under this section than in the introductory language to Proposal No. 2 beginning on page 9. In addition, Saflink has revised the disclosure in the section entitled “Registration Rights,” on page     , to further clarify its reasons for registering the resale of 150% of the number of shares of common stock issuable upon conversion or redemption of the debentures and upon exercise of the warrants.

Saflink further advises the Staff that it has considered providing a table demonstrating the number of shares issuable upon conversion of the debentures at various prices. Saflink does not believe that such a table is of sufficient value to stockholders to outweigh its potential to be misleading to investors and to cause substantial harm to stockholders. Specifically, the conversion price is not subject to adjustment upon the issuance of securities upon exercise, exchange of or conversion of the debentures or warrants. Therefore, the number of shares issuable upon conversion of the debentures would increase primarily as a result of Saflink’s issuance of equity securities or securities convertible into equity at a purchase price less than the applicable conversion price of the debentures in a subsequent financing. Neither the type of security nor the price or other terms of any subsequent financing is determinable at this time, and Saflink does not believe that there is sufficient forward-looking information available to it to provide such speculation as to the type of security, price or terms of any subsequent financing. For example, if Saflink completed a financing consisting of debt securities which were not convertible into equity, then the conversion price of the debentures would not be adjusted. Saflink believes that any additional information provided in such a table would be highly speculative and would be of limited value to its stockholders who have been provided more detailed information in the narrative of the proxy statement as well as in the full text of the debentures filed as an exhibit to Saflink’s current report on Form 8-K filed with the Commission on June 15, 2006. In addition, Saflink believes that such speculation could be misinterpreted by investors as the terms on which Saflink intends to enter into a financing and, as a result, could cause the market price of its common stock to decline based on such misinformation.

Saflink further advises the Staff that it will revise its disclosure in the prospectus that is part of the registration statement on Form S-3 (File No. 333-135626) to correspond to the revisions made in the proxy statement.

Mr. Mark Shuman

United States Securities and Exchange Commission

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The Financing, page 9

2.	We note your disclosure on page 10 regarding the impact of this financing should shareholders not approve this proposal. Revise to provide a discussion of the impact of your financial position over the term of the debentures should you be required to make monthly cash payments for redemption of the debentures rather than through the issuance of shares. Do you have sufficient capital on hand or contractually committed to repay the debentures? If you consider the impact to your financial position from the repayment of the debentures in cash rather than through the issuance of shares of common stock to be a material risk, you should revise the risk factor disclosure in your pending registration statement on Form S-3 (file no. 333-135626) accordingly. Finally, we were unable to locate any substantive disclosure regarding the impact of this liability on your liquidity position in your Form 10-Q for the quarter ended June 30, 2006. Please advise.

In response to the Staff’s comment, Saflink has revised its disclosure in the section entitled “The Financing,” beginning on page     , to include substantive disclosure regarding its liquidity position. Saflink further advises the Staff that, pursuant to the terms of the debentures, stockholder approval of this proposal does not affect Saflink’s ability to issue up to 17,780,757 shares of its common stock to pay the monthly redemption amount in shares of its common stock in lieu of cash. Because Saflink will have the ability to issue up to 17,780,757 shares of its common stock in redemption of the debentures with or without stockholder approval of the proposal, Saflink does not believe that it will be required to pay a material portion, if any, of the monthly redemption amount of the debentures in cash if its stockholders do not approve this proposal. In any event, Saflink revised its proxy statement to explain that if stockholders do not approve the proposal, in lieu of a common stock redemption, Saflink “may be required to redeem that portion of the $8.0 million aggregate principal amount of the debentures which exceeds the value of 19.999% of our common stock, and to pay interest on the debentures, in cash.”

Saflink further advises the Staff that it believes it has provided substantive disclosure regarding its liquidity position in its Form 10-Q for the quarter ended June 30, 2006. Saflink also believes it has appropriate risk factor disclosure in its registration statement on Form S-3 (File No. 333-135626) regarding its liquidity position. Saflink has disclosed in both the Form 10-Q and the registration statement on Form S-3 that, as a result of the debenture financing, it believes that it has sufficient funds to continue its operations at current levels through December 31, 2006, and that it will need to seek additional funds through the issuance of additional equity or debt securities or other sources of financing to continue its current level of operations beyond December 31, 2006. Saflink’s risk factor disclosure further explains that if it is unable to obtain necessary additional financing, it may be required to reduce the scope of, or cease, its operations. Saflink’s obligation to make monthly redemption payments under the debentures does not commence until December 1, 2006. Saflink also has the ability to issue up to 17,780,757 shares of its common stock to pay the monthly redemption amount in shares of its common stock in lieu of cash regardless of whether the proposal is approved by stockholders. Saflink has therefore disclosed that it will need to obtain additional financing regardless of whether it may be required to redeem a portion of the debentures in cash. Saflink does not believe that its obligations under the debentures are reasonably likely to have a material effect on its liquidity position as described in its Form 10-Q for the quarter ended June 30, 2006, and in its registration statement on Form S-3 (File No. 333-135626).

Mr. Mark Shuman

United States Securities and Exchange Commission

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Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (206) 839-4824. Thank you very much for your assistance.

Very truly yours,

DLA Piper US LLP

/s/ Michael Hutchings
Michael Hutchings
Attorney michael.hutchings@dlapiper.com

cc:	Rebekah Toton, Attorney, Securities and Exchange Commission
Glenn L. Argenbright, President and Chief Executive Officer, Saflink Corporation
Jon C. Engman, Chief Financial Officer, Saflink Corporation